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                                              June 28, 2000 Press Release
FOR IMMEDIATE RELEASE

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KENNY INDUSTRIAL SERVICES, L.L.C.   CANISCO RESOURCES, INC.
MICHAEL G. ROTHMAN                                         TED MANSFIELD
PHONE: (312) 645-9000                            PHONE: (850) 477-6437
EMAIL: mrothman@kennyis.com                           EMAIL: tedcrab@aol.com

Kenny Industrial Services, L.L.C. to acquire Canisco Resources, Inc.

CHICAGO, Illinois and WILMINGTON, Delaware--June 28, 2000/PRNewswire/--Kenny Industrial Services, L.L.C. ("Kenny") and Canisco Resources, Inc. ("Canisco") today announced that their companies have entered into a definitive merger agreement under which Kenny will acquire all of the outstanding shares of Canisco Resources, Inc.

Under the terms of the agreement, a wholly owned subsidiary of Kenny will commence a tender offer to purchase all outstanding shares of Canisco common stock for $1.00 per share in cash. Canisco's board of directors has recommended that Canisco stockholders tender their shares. Following completion of the tender offer, Kenny intends to consummate a cash merger to acquire any shares not previously tendered. Canisco has approximately 2,536,565 shares outstanding.

The tender offer is conditioned, among other things, upon a minimum tender of a majority of the outstanding Canisco shares on a fully diluted basis and receipt of regulatory approvals, including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Kenny is a leading provider of industrial services, particularly industrial cleaning and coating services, to over 700 customers in a broad range of industries, including steel, utility, general contracting, pulp and paper, petrochemical and other heavy manufacturing. Kenny's services, which require the use of Kenny-owned equipment and specially trained personnel, are typically provided at the customer's facilities during plant operations, regularly scheduled plant outages and emergency situations. Kenny currently has 25 offices located in the South, Midwest, and West.

Canisco Resources, Inc. provides versatile services supporting operations and facility maintenance for the power generation, pulp & paper and petro-chemical markets as well as general industry.

Kenny maintains its headquarters at 414 North Orleans Street, Suite 202, Chicago, Illinois 60610, and its telephone number is (312) 645-9000. Kenny's website address is www.kennyis.com.

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